SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

GTY Technology Holdings Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G4182A102*
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The Class A Ordinary Shares do not have a CUSIP number. THE CINS number for the Class A Ordinary Shares is G4182A102.

CUSIP No. G4182A102	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Arrowgrass Capital Partners (US) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,900,000 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,900,000 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. G4182A102	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Arrowgrass Capital Services (US) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,900,000 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,900,000 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G4182A102	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is GTY Technology Holdings Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i) Arrowgrass Capital Partners (US) LP ("ACP"), a Delaware limited partnership, which serves as the investment manager to Arrowgrass Master Fund, Ltd. and Arrowgrass Customised Solutions Limited ( the "Arrowgrass Funds"), with respect to the Class A Ordinary Share (as defined below) directly held by the Arrowgrass Funds; and

(ii) Arrowgrass Capital Services (US) Inc. ("ACS"), a Delaware corporation, which serves as the general partner of ACP, with respect to the Class A Ordinary Shares directly held by the Arrowgrass Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Share reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 1330 Avenue of the Americas, 32nd Floor, New York, New York 10019.

Item 2(c).	CITIZENSHIP:

ACP is a limited partnership organized under the laws of the State of Delaware. ACS is a corporation organized under the laws of the State of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares").

CUSIP No. G4182A102	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:

The Class A Ordinary Shares do not have a CUSIP number. THE CINS number for the Class A Ordinary Shares is G4182A102.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages used herein are calculated based upon 55,200,000 Class A Common Shares outstanding, which reflects the number of shares outstanding as of December 12, 2016, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on December 12, 2016.

CUSIP No. G4182A102	13G	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G4182A102	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

ARROWGRASS CAPITAL PARTNERS (US) LP
By: Arrowgrass Capital Service (US) Inc., Its General Partner

/s/ Michael Edwards
Name: Michael Edwards
Title: Director

ARROWGRASS CAPITAL SERVICES (US) INC.

/s/ Michael Edwards
Name: Michael Edwards
Title: Director

CUSIP No. G4182A102	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2017

ARROWGRASS CAPITAL PARTNERS (US) LP
By: Arrowgrass Capital Service (US) Inc., Its General Partner

/s/ Michael Edwards
Name: Michael Edwards
Title: Director

ARROWGRASS CAPITAL SERVICES (US) INC.

/s/ Michael Edwards
Name: Michael Edwards
Title: Director